                                                FILED PURSUANT TO RULE 424(b)(3)
                                                   REGISTRATION NUMBER 333-87449

                                     [LOGO]

                               617,200 SHARES OF
                GENZYME MOLECULAR ONCOLOGY DIVISION COMMON STOCK

    We have registered a total of 617,200 shares of Genzyme Molecular Oncology
Division common stock that may be offered and sold from time to time by the selling securityholder(s) listed in this prospectus. We will not receive any of the proceeds from the sale of these shares.

    Genzyme Molecular Oncology Division common stock is one of Genzyme
Corporation's three tracking stocks. It is quoted on the Nasdaq National Market under the trading symbol "GZMO," and on February 9, 2001 its closing price was $11.25 per share.

                            ------------------------

    INVESTING IN SHARES OF GENZYME MOLECULAR ONCOLOGY DIVISION COMMON STOCK
INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE "RISK
FACTORS" BEGINNING ON PAGE 4.
                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS
PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

                            ------------------------

    You should rely only on the information included in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date below.

               THE DATE OF THIS PROSPECTUS IS FEBRUARY 12, 2001.
    GENZYME CORPORATION - ONE KENDALL SQUARE, CAMBRIDGE, MASSACHUSETTS 02139
                                - (617) 252-7500
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                               TABLE OF CONTENTS

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
Genzyme Corporation.........................................      3
Risk Factors................................................      4
Special Note Regarding Forward-Looking Statements...........     20
Selling Securityholder......................................     21
Plan of Distribution........................................     22
Legal Matters...............................................     23
Experts.....................................................     23
Where You Can Find More Information.........................     23

NOTE REGARDING TRADEMARKS

Genzyme-Registered Trademark-, Cerezyme-Registered Trademark- and
Ceredase-Registered Trademark- are registered trademarks of Genzyme Corporation.

Fabrazyme-TM- is a trademark of Genzyme Corporation.

Genzyme-Registered Trademark- is a registered servicemark of Genzyme
Corporation.

Renagel-Registered Trademark- is a registered trademark of GelTex
Pharmaceuticals, Inc.

Synvisc-Registered Trademark- is a registered trademark of Genzyme Biosurgery Corporation.

Replagal-TM- is a trademark of Transkaryotic Therapies, Inc.

NOTE REGARDING REFERENCES TO GENZYME DIVISIONS AND SERIES OF STOCK.

    Throughout this prospectus, the words "we," "us," "our" and "Genzyme" refer to Genzyme Corporation and all of its operating divisions taken as a whole, and "our board of directors" refers to the board of directors of Genzyme Corporation. In addition, we refer to our three operating divisions as follows:

    - Genzyme General Division = "Genzyme General;"

    - Genzyme Molecular Oncology Division = "Genzyme Molecular Oncology;" and

    - Genzyme Biosurgery Division = "Genzyme Biosurgery."

    We currently have three designated series of common stock. Each of these series is intended to reflect the value and track the performance of one of our divisions. We refer to each series of common stock as follows:

    - Genzyme General Division common stock = "Genzyme General Stock;"

    - Genzyme Molecular Oncology Division common stock = "Molecular Oncology Stock;" and

    - Genzyme Biosurgery Division common stock = "Biosurgery Stock."

                              GENZYME CORPORATION

    We are a biotechnology company that develops innovative products and services for significant unmet medical needs. We have three operating divisions:

    - Genzyme General, which develops and markets therapeutic products and diagnostic products and services;

    - Genzyme Molecular Oncology, which is using its proprietary functional genomics and antigen discovery technology platforms to develop cancer products, with a focus on cancer vaccines and angiogenesis inhibitors; and

    - Genzyme Biosurgery, which develops and markets devices, biomaterials, biotherapuetics and other products for the orthopedic market and the cardiovascular, general and plastic surgery markets.

    Our three divisions are not separate companies or legal entities. They are subsets of our operations among which we allocate all of our products, services, programs, assets and liabilities in our financial statements for presentation purposes. These division-based financial statements do not represent any physical segregation of assets among divisions or separate division accounts; they are an accounting presentation only. Assets presented as allocated to a division remain assets owned by the company and, therefore, remain subject to liabilities of Genzyme as a whole, including company-wide claims of creditors, product liability plaintiffs and stockholder litigation.

    We were founded in 1981 and became a Massachusetts corporation in 1991. You can find additional information about us in our filings with the SEC. See "Where You Can Find More Information" on page 25.

    Our principal offices are located at One Kendall Square, Cambridge, Massachusetts 02139 and our main telephone number is (617) 252-7500.

                                  RISK FACTORS

    If you purchase our securities you will take on financial risk. In deciding whether to invest, you should carefully consider the following risk factors, the other information contained in this prospectus and the other information to which we have referred you. It is especially important to keep these risk factors in mind when you read forward-looking statements.

                    RISKS RELATED TO GENZYME TRACKING STOCKS

    We have three series of tracking stock designed to reflect the value and track the performance of our three operating divisions as follows:

    - Genzyme General Stock designed to track the performance of Genzyme
      General;

    - Molecular Oncology Stock designed to track the performance of Genzyme Molecular Oncology; and

    - Biosurgery Stock designed to track the performance of Genzyme Biosurgery.

    The following are risks related to owning shares of our tracking stock.

HOLDERS OF OUR TRACKING STOCK ARE STOCKHOLDERS OF A SINGLE COMPANY AND UNFAVORABLE FINANCIAL TRENDS AFFECTING ONE DIVISION COULD NEGATIVELY AFFECT THE OTHER DIVISIONS.

    Our divisions are not separate legal entities. Holders of our tracking stock are stockholders of a single company and face all of the risks of an investment in Genzyme.

    For purposes of financial presentation, we will allocate programs, products, assets and liabilities among our three divisions. Genzyme Corporation and its subsidiaries, however, own all of the assets and are responsible for all of the liabilities of each division. A holder of Molecular Oncology Stock, for example, does not have any specific rights to the assets allocated to Genzyme Molecular Oncology in our financial statements. Furthermore, if we are unable to satisfy one division's liabilities out of the assets we allocate to that division, we may be required to satisfy those liabilities with assets we have allocated to another division. We encourage you to review our consolidated financial statements and the financial statements of Genzyme Molecular Oncology included in the reports that we file with the SEC.

OUR BOARD OF DIRECTORS MAY TAKE ACTIONS THAT HAVE AN UNEQUAL AND ADVERSE EFFECT ON THE HOLDERS OF ONE OR MORE SERIES OF OUR TRACKING STOCK.

    At times the interests of the holders of the different series of our tracking stock may diverge or appear to diverge from each other. We are not aware of any legal precedent interpreting the fiduciary duties of the directors of a Massachusetts corporation in that situation. Recent cases in Delaware have established that a Delaware court will afford considerable deference to business decisions that are made in good faith by a disinterested and adequately informed board of directors even when those decisions involve disparate treatment of different series of tracking stock. These Delaware cases rely upon the premise that the board of directors owes its fiduciary duties to the corporation and all of its stockholders and does not owe separate duties to each class or series of stockholders. If a Massachusetts court were to follow the reasoning in these Delaware cases, a Genzyme stockholder may not be able to successfully challenge an action by our board of directors that has a disadvantageous effect on a particular series of our tracking stock.

MEMBERS OF OUR BOARD OF DIRECTORS MAY FAVOR ONE SERIES OF TRACKING STOCK OVER ANOTHER IF THEY OWN A DISPROPORTIONATE AMOUNT OF THAT SERIES.

    A member of our board may own a disproportionate amount of tracking stock in a particular series, or the value of his or her holdings of a particular series of stock may be different from the value of his or her holdings in another series. This disparate stock ownership could cause the board member to favor one series of stock over another. Nevertheless, we believe that a member of our board could properly perform his or her fiduciary responsibilities to all of our stockholders even if his or her interests in shares of different series were disproportionate or of unequal values. Our board members may create committees to review matters that raise conflict-of-interest issues. If a committee is formed, it would report to the full board.

HOLDERS OF OUR TRACKING STOCK HAVE LIMITED DECISION-MAKING POWER BECAUSE THEY HAVE LIMITED SEPARATE VOTING RIGHTS.

    Holders of all series of our tracking stock vote together as a single class on all matters requiring common stockholder approval, including the election of directors. Holders of one series of tracking stock do not have the right to vote on matters separately from the other series except in limited circumstances. These circumstances are dictated by Massachusetts law, our charter and our management and accounting policies. Therefore, stockholders of one series of tracking stock generally could not make a proposal that would require approval only of the holders of that series. Instead, they would have to obtain approval from all our common stockholders. Currently, the outstanding Genzyme General Stock holds more than 90% of the total voting power.

THE VOTES PER SHARE OF OUR TRACKING STOCKS ARE ADJUSTED EVERY TWO YEARS.

    Under our charter, the Genzyme General Stock is entitled to one vote per share, which is never adjusted. However, the votes per share of our other tracking stocks are adjusted every two years. Specifically, on January 1, 2003 and every second anniversary thereafter, the vote per share to which each tracking stock is entitled will be recalculated based on its fair market value divided by the fair market value of a share of Genzyme General Stock, with "fair market value" meaning the average closing price over the 20 consecutive trading days beginning the 30th trading day preceding the January 1st adjustment date. At the time of an adjustment, the per share voting power of any tracking stock relative to the other series of tracking stock could decrease materially. Additionally, during the intervening period between adjustments, the per share voting power of each tracking stock will remain the same even though its market price will fluctuate relative to--and could become materially greater than--the market prices of the other tracking stocks.

THE LIQUIDATION RIGHTS FOR OUR TRACKING STOCKS ARE NOT ADJUSTED TO REFLECT CHANGES IN THEIR FAIR MARKET VALUES.

    If we were to dissolve, liquidate or wind up our affairs, other than as part of a merger, business combination or sale of substantially all of our assets, our stockholders would receive any remaining assets according to the percentage of total liquidation units that they hold. The number of liquidation units per share for each series of our tracking stock is as follows:

    - each share of Genzyme General Stock has 100 liquidation units;

    - each share of Molecular Oncology Stock has 25 liquidation units; and

    - each share of Biosurgery Stock has 50 liquidation units.

    Although we adjust liquidation units to prevent dilution in the event of some subdivisions, combinations or distributions of common stock, we do not adjust them to reflect changes in the relative market value or performance of the divisions. Therefore, at the time of a dissolution, liquidation or winding up, the relative liquidation units attributable to each series of tracking stock may not correspond to the value of the underlying assets allocated to that division.

OUR BOARD OF DIRECTORS MAY CHANGE OUR MANAGEMENT AND ACCOUNTING POLICIES TO THE DETRIMENT OF ONE SERIES OF TRACKING STOCK WITHOUT STOCKHOLDER APPROVAL.

    Our board of directors has adopted management and accounting policies that are used to govern our business and to prepare our financial statements. These policies cover the allocation of corporate expenses, assets and liabilities and other accounting matters, and the reallocation of assets between divisions and other matters. Our board generally may modify or rescind these policies or adopt new ones without stockholder approval. Any revised policies could have different effects on each series of our tracking stock and could be detrimental to one series as compared to another. The discretion of our board to make changes is limited only by the policies themselves and the board's fiduciary duty to all of its stockholders. We encourage you to review the full text of our management and accounting policies, a copy of which is attached as Exhibit 99.2 to our Current Report on Form 8-K that we filed with the SEC on December 28, 2000.

OUR BOARD CAN REQUIRE INVESTORS TO EXCHANGE THEIR SHARES OF OUR TRACKING STOCK.

    Our board of directors may at any time, in its sole discretion, decide to exchange shares of Molecular Oncology Stock and/or Biosurgery Stock, for any combination of cash and shares of Genzyme General Stock at a 30% premium over the exchanged stock's then current market value. At any time that all of a division's assets are held through a wholly-owned subsidiary, our board can choose to "spin off" that division by exchanging the outstanding shares of tracking stock corresponding to that division for shares in the spun off company, whereupon former tracking stockholders will no longer be Genzyme stockholders.

    If we transfer or sell to a third party all or substantially all of the assets allocated to Genzyme Molecular Oncology or Genzyme Biosurgery, the board would have to either redeem, make a dividend payment on or exchange outstanding Molecular Oncology or Biosurgery Stock, as applicable. Our board will have sole discretion in deciding whether to effect that redemption, dividend payment or exchange using Genzyme General Stock or any combination of cash or other property regardless of the form of consideration paid by the buyer. However, our charter will require that any exchange for Genzyme General Stock be at a 10% premium to the exchanged series' average market price following public announcement of the sale and that any payment of cash or other property be equal in value to the sale's after-tax net proceeds.

    Also, our board can exchange shares of Molecular Oncology Stock and/or Biosurgery Stock for shares of Genzyme General Stock at no premium to the exchanged stocks' market value in the event of certain adverse tax developments, as discussed in the immediately following risk factor.

WE MAY ELIMINATE TRACKING STOCK IF A CORPORATE OR SHAREHOLDER LEVEL TAX IS IMPOSED ON THE ISSUANCE OR RECEIPT OF TRACKING STOCK.

    In 1999, the Clinton Administration proposed tax legislation that would have imposed a corporate level tax on issuances of tracking stock. In 2000, the Clinton Administration proposed legislation that would tax stockholders upon the receipt of tracking stock from the issuing corporation as a distribution or in a tracking stock exchange. Congress did not enact either of these proposals into law. If similar proposals are enacted into law or effected through Treasury Department regulations, we could be taxed on an amount up to the gain realized in future financings in which we sell tracking stock. Also, any use of our tracking stock to acquire other companies could result in a tax on us, the stockholders of the target company, or both. We also may be taxed if we distribute to stockholders "designated" shares of tracking stock, which are shares designated by the tracked division as issuable at the option of our board for Genzyme General's benefit. In addition, stockholders could be taxed if they receive a distribution of designated shares of tracking stock or if they receive shares of tracking stock in exchange for other Genzyme stock. These or similarly adverse tax consequences could cause us to eliminate tracking stock from our capital structure. We cannot predict, however, whether Congress will enact legislation, or whether the Treasury Department will issue regulations effecting these or similar proposals.

WE CANNOT ASSURE THAT TRACKING STOCK WILL "TRACK" THE PERFORMANCE OF THE CORRESPONDING DIVISION.

    Although we have attempted to design our tracking stocks to "track" the performance of their corresponding divisions, we cannot assure that the market prices of these stocks will indeed reflect that performance. The market may assign values to a tracking stock that are based on factors other than a corresponding division's reported financial performance. For instance, we cannot be certain what, if any, valuation the market might place on the mandatory and optional exchange features or the differing voting rights and liquidation units of the tracking stocks. In addition, as discussed above under the subheading "--Holders of our tracking stock are stockholders of a single company and unfavorable financial trends affecting one division could negatively affect the other divisions," financial developments in one division, particularly if significant and/or adverse, may affect other divisions.

THE USE OF OPERATING LOSSES AT UNPROFITABLE DIVISIONS TO LOWER THE REPORTED TAX LIABILITY OF OUR PROFITABLE DIVISIONS WILL CAUSE THE UNPROFITABLE DIVISIONS TO REPORT LOWER EARNINGS IN THE FUTURE.

    Genzyme Corporation, rather than our divisions, is liable for taxes. Under our management and accounting policies, for financial reporting purposes we generally allocate taxes among our divisions as if they were separate taxpayers. However, our board of directors has adopted a policy that provides that if any of Genzyme's divisions is unable to use its operating losses or other projected annual tax benefits to reduce its current or deferred income tax expense, we may reallocate these losses or benefits to our profitable divisions on a quarterly basis for financial reporting purposes. This will result in a division with current losses (such as Genzyme Molecular Oncology and Genzyme Biosurgery) reporting lower earnings available to its common stockholders in the future than would be the case if that division had retained its historical losses or other benefits in the form of a net operating loss carry forward.

THE NON-COMPETE POLICY AMONG OUR DIVISIONS MAY NOT COVER ALL OF THE ACTIVITIES OF A PARTICULAR DIVISION.

    Our board of directors has adopted a policy regarding competition among our divisions. This non-compete policy requires that we develop certain products and services within a given division, as opposed to another division, or through joint ventures involving a given division, because the product or service is within the field of activity of that division. This non-compete policy, however, does not cover the entire field of activity of each division. We cannot guarantee that all products and services we develop in a given field of activity will be allocated to a division primarily engaged in that field of activity. We encourage you to review the full text of our management and accounting policies, a copy of which is attached as Exhibit 99.2 to our Current Report on Form 8-K that we filed with the SEC on December 28, 2000.

FUTURE SALES OR DISTRIBUTIONS OF DESIGNATED SHARES MAY SIGNIFICANTLY DILUTE YOUR OWNERSHIP.

    Our management and accounting policies require that we sell or distribute any designated shares of a division that are allocated to Genzyme General, subject to certain limitations. Designated shares are created when cash or other assets are transferred from Genzyme General to another Genzyme division. Proceeds from a sale of designated shares will be allocated to Genzyme General. The issuance and sale of a division's designated shares may substantially dilute your ownership of the securities of that division. Circumstances under which designated shares will be sold or distributed are described in our management and accounting policies, a copy of which is attached as Exhibit 99.2 to our Current Report on Form 8-K that we filed with the SEC on December 28, 2000.

                  RISKS RELATED TO GENZYME MOLECULAR ONCOLOGY

    The following risks and uncertainties may adversely affect the business of Genzyme Molecular Oncology.

GENZYME MOLECULAR ONCOLOGY MAY NEVER BE ABLE TO SUCCESSFULLY DEVELOP OR COMMERCIALIZE ANY OF ITS CANCER THERAPIES.

    Genzyme Molecular Oncology does not have any cancer therapies on the market and its only therapies in clinical development are at an early stage. Before commercializing any cancer therapies, Genzyme Molecular Oncology will need to conduct substantial additional research and development, including, in some cases, the replication of studies performed by third parties, undertake preclinical and clinical testing and obtain regulatory approvals. This process involves a high degree of uncertainty and may take several years. Its product development efforts may fail for many reasons, including: the product fails in preclinical studies; clinical trials may not support the safety or effectiveness of the product; or we fail to obtain the required regulatory approvals.

    We cannot guarantee that Genzyme Molecular Oncology will successfully develop any particular product or that any product it successfully develops will gain market acceptance. We encourage you to review the factors described under the heading "--Risks Related to Genzyme" for details regarding risks that characterize commercialization of new biotechnology products.

GENZYME MOLECULAR ONCOLOGY ANTICIPATES FUTURE LOSSES AND MAY NEVER BECOME PROFITABLE.

    Genzyme Molecular Oncology has not generated significant revenues to date and does not expect to do so for several years. As of September 30, 2000, Genzyme Molecular Oncology had an accumulated deficit of approximately
$86.9 million. We expect Genzyme Molecular Oncology to have significant operating losses for the next several years. Genzyme Molecular Oncology plans to spend substantial amounts of money on, among other things: research and development; preclinical and clinical testing; and pursuing regulatory approvals. We cannot guarantee that the efforts underlying these expenditures will be successful or that Genzyme Molecular Oncology's operations will ever be profitable.

IF GENZYME MOLECULAR ONCOLOGY FAILS TO OBTAIN THE CAPITAL NECESSARY TO FUND ITS OPERATIONS, IT WILL BE UNABLE TO FUND DEVELOPMENT PROGRAMS AND COMPLETE CLINICAL TRIALS.

    We anticipate that Genzyme Molecular Oncology's current cash resources, together with amounts available from the following sources, will be sufficient to fund its operations through the third quarter of 2002:

    - revenues generated from license agreements;

    - committed research funding from collaborators;

    - the $15.0 million remaining under the interdivisional financing arrangement with Genzyme General; and

    - amounts available to Genzyme Molecular Oncology under our revolving credit facilities.

    Genzyme Molecular Oncology plans to spend substantial amounts of funds on, among other things:

    - research and development;

    - pre-clinical and clinical testing; and

    - pursuing regulatory approvals.

    Genzyme Molecular Oncology's cash needs may differ from those planned, however, because of many factors, including the:

    - results of research and development and clinical testing;

    - achievement of milestones under existing licensing arrangements;

    - ability to establish and maintain additional strategic collaborations and licensing arrangements;

    - enforcement of patent and other intellectual property rights;

    - market acceptance of novel approaches and therapies;

    - development of competing products and services; and

    - ability to satisfy regulatory requirements of the Food and Drug Administration, commonly referred to as the FDA, and other government authorities.

    Genzyme Molecular Oncology may require significant additional financing to continue operations at anticipated levels. We cannot guarantee that it will be able to obtain any additional financing or find it on favorable terms. If Genzyme Molecular Oncology has insufficient funds or is unable to raise additional funds, it may have to delay, reduce or eliminate some of its programs. Genzyme Molecular Oncology may also have to give third parties rights to commercialize technologies or products that it would otherwise have sought to commercialize itself.

GENZYME MOLECULAR ONCOLOGY MAY NOT RECEIVE SIGNIFICANT PAYMENTS FROM COLLABORATORS DUE TO UNSUCCESSFUL RESULTS IN EXISTING COLLABORATIONS OR A FAILURE TO ENTER INTO FUTURE COLLABORATIONS.

    Genzyme Molecular Oncology's strategy to develop and commercialize some of its products and services includes entering into various arrangements with academic and corporate collaborators and licensees. It depends on the success of these parties in performing research, preclinical and clinical testing and marketing. These arrangements may require Genzyme Molecular Oncology to transfer important rights to its corporate collaborators and licensees. These collaborators and licensees could choose not to devote resources to these arrangements or, under certain circumstances, may terminate them early. In addition, these collaborators and licensees, outside of their arrangements with Genzyme Molecular Oncology, may develop technologies or products that are competitive with those that Genzyme Molecular Oncology is developing. As a result, we cannot guarantee that Genzyme Molecular Oncology will receive revenues from these relationships or that any of its strategic collaborations will continue or not terminate early. In addition, we cannot guarantee that Genzyme Molecular Oncology will be able to enter into collaborations in the future.

GENZYME MOLECULAR ONCOLOGY MAY BE REQUIRED TO LICENSE TECHNOLOGY FROM COMPETITORS IN ORDER TO DEVELOP AND COMMERCIALIZE SOME OF ITS PRODUCTS AND SERVICES, AND IT IS UNCERTAIN WHETHER THESE LICENSES WILL BE AVAILABLE.

    Third party patent rights and pending patent applications filed by third parties, if issued, may cover some of the products Genzyme Molecular Oncology is developing or testing. As a result, Genzyme Molecular Oncology may be required to obtain licenses from the holders of these patents in order to use or sell certain products and services. We cannot guarantee that these licenses will be made available on acceptable terms or at all. If these licenses are not available, Genzyme Molecular Oncology's ability to commercialize its products and services may be impaired.

    In its cancer vaccine program, Genzyme Molecular Oncology is in the process of evaluating the therapeutic administration of peptide products and genes that encode specific tumor antigens, including MART-1 and gp100. Genzyme Molecular Oncology is aware of two issued U.S. patents directed to the gene that encodes MART-1. While it has obtained rights under one of these patents, Genzyme Molecular Oncology is still in the process of evaluating the scope and validity of the other to determine whether it needs to obtain a license. Genzyme Molecular Oncology is also evaluating an issued U.S. patent covering the gene that encodes gp100 and three published Patent Cooperation Treaty applications by three different applicants that may cover antigens derived from gp100. Genzyme Molecular Oncology is in the process of evaluating the scope and validity of these patents and patent applications to determine whether it needs to obtain licenses.

GENZYME MOLECULAR ONCOLOGY MAY INCUR SUBSTANTIAL COSTS AS A RESULT OF LITIGATION OR OTHER PROCEEDINGS RELATING TO PATENT AND OTHER INTELLECTUAL PROPERTY RIGHTS.

    If Genzyme Molecular Oncology or one of its strategic collaborators initiate litigation to enforce Genzyme Molecular Oncology's patent or license rights, or are required to defend these rights in response to third party claims, its business or financial position may be negatively affected. Genzyme Molecular Oncology has licensed its p53 gene therapy rights to Schering-Plough. These patent rights are the subject of an interference proceeding in the U.S. and an opposition proceeding in Europe. Adverse determinations in these proceedings may negatively affect Genzyme Molecular Oncology's ability to receive future milestones and product royalties under its agreement with Schering-Plough.

ADVERSE EVENTS IN THE FIELD OF GENE THERAPY MAY NEGATIVELY AFFECT REGULATORY APPROVAL OR PUBLIC PERCEPTION OF GENZYME MOLECULAR ONCOLOGY'S GENE THERAPY PRODUCTS.

    The death of a patient undergoing gene therapy using an adenoviral vector to deliver a therapeutic gene has been widely publicized. Although this patient was not part of a Genzyme Molecular Oncology clinical trial, deaths and any other adverse events in the field of gene therapy that may occur in the future may result in greater governmental regulation and potential regulatory delays relating to the testing or approval of Genzyme Molecular Oncology's gene therapy products. As a result of this death, the U.S. Senate has conducted hearings to determine whether additional legislation is required to protect volunteers and patients who participate in gene therapy clinical trials. Additionally, the Recombinant DNA Advisory Committee, which acts as an advisory body to the National Institutes of Health (NIH), has extensively discussed the use of adenoviral vectors in gene therapy clinical trials and recently issued a draft report on the safety of adenoviral vectors. While this draft report recommends that clinical trials using adenoviral vectors should continue with caution, it also suggested a number of changes in the way gene therapy clinical trials are conducted. If any new guidelines are adopted by the NIH, Genzyme Molecular Oncology's gene therapy clinical trials could be delayed or become more expensive to conduct.

    Genzyme Molecular Oncology has reported to the FDA and the NIH that there have been six deaths in its Phase I/II melanoma cancer vaccine trial at Massachusetts General Hospital. The principal investigator for this trial indicated that each of these deaths was due to disease progression and not related to the patient's investigational treatment. Deaths are not unexpected in a clinical trial involving patients with advanced stage melanoma because these patients have short life expectancies. Genzyme Molecular Oncology cannot, however, rule out the possibility that its investigational cancer vaccines, like all investigational drug and biologic products, may be a contributing cause of death for patients in the future.

    The commercial success of any gene therapy products that Genzyme Molecular Oncology develops will depend in part on public acceptance of the use of gene therapies for the prevention or treatment of human diseases. Public attitudes may be influenced by claims that gene therapy is unsafe, and gene therapy may not gain the acceptance of the public or the medical community. Negative public reaction to gene therapy could result in:

    - greater government regulation;

    - stricter clinical trial oversight;

    - tighter commercial product labeling requirements of gene therapies; and

    - a decrease in the demand for any gene therapy product that Genzyme Molecular Oncology may develop.

    Recently, the NIH and FDA have issued proposed rules regarding the public disclosure of information from gene therapy trials. If these rules become regulation, additional public disclosure requirements may affect public perception of gene therapies.

                            RISKS RELATED TO GENZYME

    The following risk factors relate to us generally and affect all of our divisions.

A REDUCTION IN REVENUE FROM SALES OF PRODUCTS THAT TREAT GAUCHER DISEASE WOULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

    We generate a majority of our product revenue from sales of enzyme-replacement products for patients with Gaucher disease. We entered this market in 1991 with Ceredase enzyme. Because production of Ceredase enzyme was subject to supply constraints, we developed Cerezyme enzyme, a recombinant form of the enzyme. Recombinant technology uses specially engineered cells to produce enzymes, or other substances, by inserting into the cells of one organism the genetic material of a different species. In the case of Cerezyme enzyme, scientists engineer Chinese hamster ovary cells to produce human alpha glucocerebrosidase. We stopped producing Ceredase enzyme, except for small quantities, during 1998, after substantially all the patients who previously used Ceredase enzyme converted to Cerezyme enzyme. Sales of Ceredase enzyme and Cerezyme enzyme totaled $478.5 million for the year ended December 31, 1999, representing approximately 62% of Genzyme's total revenues for that year, and $400.2 million for the nine months ended September 30, 2000, representing approximately 61% of Genzyme's total revenues for that period.

    Because our business is highly dependent on Cerezyme enzyme, a decline in the growth rate of Cerezyme enzyme sales could have an adverse effect on our operations and may cause the value of our securities to decline substantially. We will lose revenues from Cerezyme enzyme if competitors develop alternative treatments for Gaucher disease and these alternative products gain commercial acceptance. Some companies have initiated efforts to develop competitive products, and other companies may do so in the future. In addition, the patient population with Gaucher disease is limited. Because a significant percentage of that population already uses Cerezyme enzyme, opportunities for future sales growth are limited. Further, changes in the methods for treating patients with Gaucher disease, including treatment protocols that combine Cerezyme enzyme with other therapeutic products or reduce the amount of Cerezyme enzyme prescribed, could result in a decline in Cerezyme enzyme sales. Cerezyme enzyme has orphan drug status, providing us with exclusive marketing rights for Cerezyme enzyme in the United States until May 2001. We also have patents protecting our method of manufacturing Cerezyme enzyme until 2010 and the composition of Cerezyme enzyme until 2013. The expiration of market exclusivity and orphan drug status in May 2001 will likely subject Cerezyme enzyme to increased competition which may decrease the amount of revenue we receive from this product or the growth of that revenue.

OUR ABILITY TO SIGNIFICANTLY INCREASE SALES OF RENAGEL BRAND PHOSPHATE BINDER WILL SUBSTANTIALLY DETERMINE WHETHER AND HOW QUICKLY OUR ACQUISITION OF GELTEX IMPROVES OUR FUTURE EARNINGS GROWTH.

    In November 1998, Genzyme, in collaboration with GelTex
Pharmaceuticals, Inc., launched Renagel brand phosphate binder, a non-absorbed phosphate binder approved for use by patients with end-stage renal disease undergoing a form of treatment known as hemodialysis. We acquired GelTex in December 2000. We are currently conducting additional clinical trials in order to determine the efficacy and safety of Renagel brand phosphate binder when administered to pre-dialysis patients. The commercial success of Renagel brand phosphate binder is subject to substantial uncertainty and will depend on a number of factors, including:

    - the results of additional clinical trials for additional indications and expanded labeling;

    - our ability to increase market acceptance and sales of Renagel brand phosphate binder;

    - market acceptance of a tablet formulation of Renagel brand phosphate binder, which was launched in September 2000 in the United States;

    - optimal dosing and patient compliance with respect to Renagel brand phosphate binder;

    - the availability of competing treatments serving the dialysis market;

    - the content and timing of our submissions to and decisions by regulatory authorities;

    - our ability to manufacture Renagel brand phosphate binder at a reasonable price;

    - the availability of reimbursement from third-party payers; and

    - the accuracy of available information about dialysis patient populations and the accuracy of our expectations about growth in this population.

GOVERNMENT REGULATION IMPOSES SIGNIFICANT COSTS AND RESTRICTIONS ON THE DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCTS AND SERVICES.

    Our success will depend on our ability to satisfy regulatory requirements. We may not receive required regulatory approvals on a timely basis or at all. Government agencies heavily regulate the production and sale of healthcare products and the provision of healthcare services. In particular, the FDA and comparable agencies in foreign countries must approve human therapeutic and diagnostic products before they are marketed. This approval process can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. This regulation may delay the time at which a company like Genzyme can first sell a product or may limit how a consumer may use a product or service or may adversely impact third-party reimbursement. A company's failure to comply with applicable regulatory approval requirements may lead regulatory authorities to take action against the company, including:

    - issuing warning letters;

    - issuing fines and other civil penalties;

    - suspending regulatory approvals;

    - refusing approval of pending applications or supplements to approved applications;

    - suspending product sales in the United States and/or exports from the United States;

    - recalling products; and

    - seizing products.

    Furthermore, therapies that have received regulatory approval for commercial sale may continue to face regulatory difficulties. The FDA and comparable foreign regulatory agencies, for example, may require post-marketing clinical trials or patient outcome studies. In addition, regulatory agencies subject a marketed therapy, its manufacturer and the manufacturer's facilities to continual review and periodic inspections. The discovery of previously unknown problems with a therapy, the therapy's manufacturer or the facility used to produce the therapy could prompt a regulatory authority to impose restrictions on the therapy, manufacturer or facility, including withdrawal of the therapy from the market.

LEGISLATIVE CHANGES MAY ADVERSELY IMPACT OUR BUSINESS.

    The FDA has designated some of our products, including Cerezyme enzyme, as orphan drugs under the Orphan Drug Act. The Orphan Drug Act provides incentives to manufacturers to develop and market drugs for rare diseases, generally by entitling the first developer that receives FDA marketing approval for an orphan drug to a seven-year exclusive marketing period in the United States for that product. In recent years Congress has considered legislation to change the Orphan Drug Act to shorten the period of automatic market exclusivity and to grant marketing rights to simultaneous developers of the drug. If the Orphan Drug Act is amended in this manner, Cerezyme enzyme, as well as any other drugs for which we have been granted exclusive marketing rights under the Orphan Drug Act, will face increased competition which may decrease the amount of revenue we receive from these products.

    In addition, the U.S. government has shown significant interest in pursuing healthcare reform. Any government-adopted reform measures could adversely affect:

    - the pricing of therapeutic products and medical devices in the United States or internationally; and

    - the amount of reimbursement available from governmental agencies or other third-party payers.

    If the U.S. government significantly reduces the amount we may charge for our products, or the amount of reimbursement available for purchases of our products declines, our future revenues may decline and we may need to revise our research and development programs.

THE DEVELOPMENT OF OUR PRODUCTS INVOLVES A LENGTHY AND COMPLEX PROCESS, AND WE MAY BE UNABLE TO COMMERCIALIZE ANY OF THE PRODUCTS WE ARE CURRENTLY DEVELOPING.

    Before we can commercialize our development-stage products, we will need to:

    - conduct substantial research and development;

    - undertake preclinical and clinical testing; and

    - pursue regulatory approvals.

    This process involves a high degree of risk and takes several years. Our product development efforts may fail for many reasons, including:

    - failure of the product in preclinical studies;

    - clinical trial data that is insufficient to support the safety or effectiveness of the product; or

    - our failure to obtain the required regulatory approvals.

    For these reasons, and others, we may not successfully commercialize any of the products we are currently developing.

ANY MARKETABLE PRODUCTS THAT WE DEVELOP MAY NOT BE COMMERCIALLY SUCCESSFUL.

    Even if we obtain regulatory approval for any of our development-stage products, those products may not be accepted by the market, or approved for reimbursement by third-party payers. A number of factors may affect the rate and level of market acceptance of these products, including:

    - regulation by the FDA and other government authorities;

    - market acceptance by doctors and hospital administrators;

    - the effectiveness of our sales force;

    - the effectiveness of our production and marketing capabilities;

    - the success of competitive products; and

    - the availability and extent of reimbursement from third-party payers.

    If our products fail to achieve market acceptance, our profitability and financial condition will suffer.

WE WILL REQUIRE SIGNIFICANT ADDITIONAL FINANCING WHICH MAY NOT BE AVAILABLE ON FAVORABLE TERMS, IF AT ALL.

    As of September 30, 2000, we had approximately $808.3 million in cash, cash equivalents and short- and long-term investments, excluding investments in equity securities.

    We intend to use substantial portions of our available cash for:

    - product development and marketing;

    - expanding facilities and staff;

    - working capital; and

    - strategic business initiatives.

    We may further reduce available cash reserves to pay principal and interest on the following debt:

    - In May 1998, we issued $250.0 million in convertible notes, the entire principal amount of which is allocated to Genzyme General. These convertible notes bear interest at an annual rate of 5 1/4% and mature on June 1, 2005. However, the holders of these notes may exchange principal on the notes for shares of Genzyme General Stock, Molecular Oncology Stock and Biosurgery Stock.

    - In August 1998, we issued $21.2 million in convertible debentures, the entire principal amount of which is allocated to Genzyme General. These convertible debentures bear interest at an annual rate of 5% and mature on August 29, 2003, but the holders of these convertible debentures may exchange principal, and under some circumstances interest, on the convertible debentures for shares of Genzyme General Stock.

    In November 1999, we refinanced our $225.0 million revolving credit facility with a $50.0 million revolving credit facility that matures in November 2000 and a $100.0 million revolving credit facility that matures in November 2002. At September 30, 2000, $18.0 million was outstanding under the credit facility that matures in November 2002. We terminated these credit facilities to establish a new $500.0 million revolving credit facility. A majority of the amounts available under this facility was used to finance in part the cash portion of the consideration for the acquisitions of Biomatrix, Inc. and GelTex Pharmaceuticals, Inc. Borrowings made in connection with the Biomatrix acquisition have been allocated to Genzyme Biosurgery and borrowings made in connection with the GelTex acquisition have been allocated to Genzyme General. If we use cash to pay or redeem all or a portion of this debt, including the principal and interest due on it, our cash reserves will be diminished.

    Our cash reserves will also be diminished because of the following transactions that have occurred since September 30, 2000:

    - ACQUISITION OF GELTEX PHARMACEUTICALS

      During December 2000, we acquired GelTex Pharmaceuticals, Inc. As we reported in our Current Report on Form 8-K filed with the SEC on December 15, 2000, the cash portion of the consideration for this acquisition was approximately $515.0 million, which was funded by using a combination of current cash and borrowing under our $500.0 million revolving credit facility.

    - ACQUISITION OF BIOMATRIX

      During December 2000, we also acquired Biomatrix, Inc. As we reported in our Current Report on Form 8-K filed with the SEC on January 2, 2001, the cash portion of the consideration for this acquisition was approximately $252.5 million, which was funded by using a combination of current cash and borrowing under our $500.0 million revolving credit facility.

    - PURCHASE OF LIMITED PARTNERSHIP INTERESTS OF GENZYME DEVELOPMENT PARTNERS, L.P.

      During November 2000, we exercised our option to purchase all of the outstanding Class A limited partnership interests of Genzyme Development Partners, L.P. for approximately $26.0 million in cash.

    To satisfy these and other commitments, we will have to obtain additional financing. We may be unable to obtain any additional financing, extend any existing financing arrangement, or obtain either on terms that we consider favorable.

WE MAY FAIL TO PROTECT ADEQUATELY OUR PROPRIETARY TECHNOLOGY, WHICH WOULD ALLOW COMPETITORS TO TAKE ADVANTAGE OF OUR RESEARCH AND DEVELOPMENT EFFORTS.

    Our long-term success largely depends on our ability to market technologically competitive products. If we fail to obtain or maintain these protections, we may not be able to prevent third parties from using our proprietary rights.

    Our currently pending or future patent applications may not result in issued patents. In the United States, patent applications are confidential until patents issue, and because third parties may have filed patent applications for technology covered by our pending patent applications without us being aware of those applications, our patent applications may not have priority over any patent applications of others. In addition, our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products or provide us with any competitive advantage. If a third party initiates litigation regarding our patents, our collaborators' patents, or those patents for which we have license rights, and is successful, a court could revoke our patents or limit the scope of coverage for those patents.

    The U.S. Patent and Trademark Office, commonly referred to as the USPTO, and the courts have not consistently treated the breadth of claims allowed in biotechnology patents. If the USPTO or the courts begin to allow broader claims, the incidence and cost of patent interference proceedings and the risk of infringement litigation will likely increase. On the other hand, if the USPTO or the courts begin to allow narrower claims, the value of our proprietary rights may be limited. Any changes in, or unexpected interpretations of, the patent laws may adversely affect our ability to enforce our patent position.

    We also rely upon trade secrets, proprietary know-how and continuing technological innovation to remain competitive. We protect this information with reasonable security measures, including the use of confidentiality agreements with our employees, consultants and corporate collaborators. It is possible that these individuals will breach these agreements and that any remedies for a breach will be insufficient to allow us to recover our costs. Furthermore, our trade secrets, know-how and other technology may otherwise become known or be independently discovered by our competitors.

WE MAY BE REQUIRED TO LICENSE TECHNOLOGY FROM COMPETITORS IN ORDER TO DEVELOP AND COMMERCIALIZE SOME OF OUR PRODUCTS AND SERVICES, AND IT IS UNCERTAIN WHETHER THESE LICENSES WILL BE AVAILABLE.

    Third-party patent rights may cover some of the products that we or our strategic partners are developing or testing. As a result, we or our strategic collaborators may be required to obtain licenses from the holders of these patents in order to use, manufacture or sell these products and services, and payments under these licenses may reduce our revenue from these products. Furthermore, we may not be able to obtain these licenses on acceptable terms or at all. If we fail to obtain a required license or are unable to alter the design of our technology to fall outside of a patent, we may be unable to effectively market some of our technology and services, which could limit our profitability.

WE MAY INCUR SUBSTANTIAL COSTS AS A RESULT OF LITIGATION OR OTHER PROCEEDINGS RELATING TO PATENT AND OTHER INTELLECTUAL PROPERTY RIGHTS.

    A third party may sue us or one of our strategic collaborators for infringing the third-party's patent rights. Likewise, we or one of our strategic collaborators may need to resort to litigation to enforce patent rights or to determine the scope and validity of third-party proprietary rights. For example, we filed a lawsuit on July 25, 2000 seeking injunctive relief and damages against Transkaryotic Therapies, Inc. in the U.S. District Court in Wilmington, Delaware for patent infringement resulting from Transkaryotic Therapies' manufacture and use of Replagal, its replacement therapy for Fabry disease. The suit alleges infringement of U.S. Patent No. 5,356,804, which we exclusively licensed from Mount Sinai School of Medicine. The patent is directed to methods of making alpha-galactosidase in mammalian cells, as well as the genetically-engineered cells themselves. On September 19, 2000, Transkaryotic Therapies filed a lawsuit against us and Mount Sinai School of Medicine in U.S. District Court in Boston, Massachusetts seeking declaratory judgments that the manufacture, use and sale of Replagal does not infringe the patent licensed by us from Mount Sinai and that the Mount Sinai patent is invalid.

    The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial, and the litigation would divert our management's efforts. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. If we do not prevail in this type of litigation, we or our strategic collaborators may be required to:

    - pay monetary damages;

    - stop commercial activities relating to the affected products or services;

    - obtain a license in order to continue manufacturing or marketing the affected products or services; or

    - compete in the market with a substantially similar product.

    Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue some of our operations. In addition, a court may require that we pay expenses or damages and litigation could disrupt our commercial activities.

WE MAY BE LIABLE FOR PRODUCT LIABILITY CLAIMS NOT COVERED BY INSURANCE.

    Individuals who use our products or services, including those we acquire in business combinations, may bring product liability claims against us or our subsidiaries. While we have taken, and continue to take, what we believe are appropriate precautions, we may be unable to avoid significant liability exposure. We have only limited amounts of product liability insurance, which may not provide sufficient coverage against any product liability claims. We may be unable to obtain additional insurance in the future, or we may be unable to do so on acceptable terms. Any additional insurance we do obtain may not provide adequate coverage against any asserted claims. In addition, regardless of merit or eventual outcome, product liability claims may result in:

    - diversion of management's time and attention;

    - expenditure of large amounts of cash on legal fees, expenses and payment of damages;

    - decreased demand for our products and services; and

    - injury to our reputation.

IN CONNECTION WITH OUR ACQUISITION OF BIOMATRIX, OUR SUBSIDIARY ASSUMED LITIGATION FACED BY BIOMATRIX.

    On July 21 and August 7, 15, and 30, 2000, class action lawsuits requesting unspecified damages were filed in the U.S. District Court in New Jersey against Biomatrix, Inc. and two of its officers and directors, Endre A. Balazs and Rory
B. Riggs. In these actions, the plaintiffs seek to certify a class of all persons or entities who purchased or otherwise acquired Biomatrix common stock during the period between July 20, 1999 and April 25, 2000. The plaintiffs allege, among other things, that the defendants failed to accurately disclose information relating to Biomatrix' product Synvisc during the period between July 20, 1999 and April 25, 2000, and assert causes of action under the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated under the Exchange Act. We acquired Biomatrix in December 2000. We intend to vigorously defend against those actions. We may be required to pay substantial damages or settlement costs to the extent that damages or settlement costs are not covered by insurance. Regardless of their outcome, these actions may cause a diversion of our management's time and attention.

OUR COMPETITORS IN THE BIOTECHNOLOGY AND PHARMACEUTICAL INDUSTRIES MAY HAVE SUPERIOR PRODUCTS, MANUFACTURING CAPABILITIES OR MARKETING POSITION.

    The human healthcare products and services industry is extremely competitive. Our competitors include major pharmaceutical companies and other biotechnology companies. Some of these competitors may have more extensive research and development, marketing and production capabilities. Some competitors also may have greater financial resources than we have.

    Our future success will depend on our ability to develop and market effectively our products against those of our competitors. For instance, we are seeking orphan drug designation for some of our products that are still in development or are currently being reviewed by the FDA for marketing approval, including Fabrazyme enzyme for the treatment of Fabry disease. We are aware of other companies developing products for the treatment of Fabry disease. Transkaryotic Therapies Inc., for example, submitted its application for marketing approval for its product to the FDA approximately one week before we submitted our application for Fabrazyme enzyme. If Transkaryotic Therapies or any other company receives FDA approval for a Fabry disease therapy with orphan drug designation before we receive FDA approval for Fabrazyme enzyme, the Orphan Drug Act may preclude us from selling Fabrazyme enzyme in the United States for up to seven years. Similarly, we submitted our application for marketing approval of Fabrazyme enzyme with the European Medicines Evaluation Agency
(EMEA) within a short time of Transkaryotic Therapies' filing. If Transkaryotic Therapies or any other company receives EMEA approval for a Fabry disease therapy with orphan drug designation before we receive EMEA approval for Fabrazyme enzyme, the European equivalent of the Orphan Drug Act may preclude us from selling Fabrazyme enzyme in the European Union for up to ten years. If our products receive marketing approval but cannot compete effectively in the marketplace, our profitability and financial position will suffer.

IF WE ARE UNABLE TO KEEP UP WITH RAPID TECHNOLOGICAL CHANGES, OUR PRODUCTS OR SERVICES MAY BECOME OBSOLETE.

    The field of biotechnology is characterized by significant and rapid technological change. Although we attempt to expand our technological capabilities in order to remain competitive, research and discoveries by others may make our products or services obsolete. For example, some of our competitors may develop a product to treat Gaucher disease that is more effective or less expensive than Cerezyme enzyme. If we cannot compete effectively in the marketplace, our profitability and financial position will suffer.

IF WE FAIL TO OBTAIN ADEQUATE LEVELS OF REIMBURSEMENT FOR OUR PRODUCTS FROM THIRD-PARTY PAYERS, THE COMMERCIAL POTENTIAL OF OUR PRODUCTS WILL BE SIGNIFICANTLY LIMITED.

    A substantial portion of our revenue comes from payments by third-party payers, including government health administration authorities and private health insurers. As a result of the trend toward managed healthcare in the United States, as well as legislative proposals to reduce payments under government insurance programs, third-party payers are increasingly attempting to contain healthcare costs by:

    - challenging the prices charged for healthcare products and services;

    - limiting both coverage and the amount of reimbursement for new therapeutic products;

    - denying or limiting coverage for products that are approved by the FDA, but are considered experimental or investigational by third-party payers; and

    - refusing in some cases to provide coverage when an approved product is used for disease indications in a way that has not received FDA marketing approval.

    Government and other third-party payers may not provide adequate insurance coverage or reimbursement for our products and services, which could impair our financial results. In addition, third-party payers may not reimburse patients for newly approved healthcare products, which could decrease demand for our products.

    Furthermore, Congress occasionally has discussed implementing broad-based measures to contain healthcare costs. It is possible that Congress will enact legislation specifically designed to contain healthcare costs. If third-party reimbursement is inadequate to allow us to recover our costs or if Congress passes legislation to contain healthcare costs, our profitability and financial condition will suffer.

CHANGES IN THE ECONOMIC, POLITICAL, LEGAL AND BUSINESS ENVIRONMENTS IN THE FOREIGN COUNTRIES IN WHICH WE DO BUSINESS COULD CAUSE OUR INTERNATIONAL SALES AND OPERATIONS, WHICH ACCOUNT FOR A SIGNIFICANT PERCENTAGE OF OUR CONSOLIDATED NET SALES, TO BE LIMITED OR DISRUPTED.

    Our international operations accounted for 41% of our consolidated revenues for each of the years ended December 31, 1999 and 1998 and 37% of our consolidated revenues in 1997, and we expect that international sales will continue to account for a significant percentage of our revenues for the foreseeable future. In addition, we have direct investments in a number of subsidiaries outside of the United States, primarily in Europe and Japan. Our international sales and operations could be limited or disrupted, and the value of our direct investments may be diminished, by any of the following:

    - fluctuations in currency exchange rates;

    - the imposition of governmental controls;

    - less favorable intellectual property or other applicable laws;

    - the inability to obtain any necessary foreign regulatory approvals of products in a timely manner;

    - import and export license requirements;

    - political instability;

    - trade restrictions;

    - changes in tariffs;

    - difficulties in staffing and managing international operations; and

    - longer payment cycles.

    A significant portion of our business is conducted in currencies other than our reporting currency, the U.S. dollar. We recognize foreign currency gains or losses arising from our operations in the period in which we incur those gains or losses. As a result, currency fluctuations among the U.S. dollar and the currencies in which we do business have caused foreign currency transaction gains and losses in the past and will likely do so in the future. Because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we may suffer significant foreign currency transaction losses in the future due to the effect of exchange rate fluctuations on our future operating results.

SEVERAL ANTI-TAKEOVER PROVISIONS MAY DEPRIVE OUR STOCKHOLDERS OF THE OPPORTUNITY TO RECEIVE A PREMIUM FOR THEIR SHARES UPON A CHANGE IN CONTROL.

    Provisions of Massachusetts law and our charter, by-laws and shareholder rights plan could delay or prevent a change in control of Genzyme or a change in our management.

    Our tracking stock structure may also deprive our stockholders of the opportunity to receive a premium for their shares upon a change in control because, in order to obtain control of a particular division, an acquiror would have to obtain control of the entire corporation.

    In addition, our board of directors may, in its sole discretion:

    - exchange shares of Molecular Oncology Stock or Biosurgery Stock for Genzyme General Stock at a 30% premium over the market value of the exchanged shares; and

    - issue shares of undesignated preferred stock from time to time in one or more series.

    Either of these board actions could increase the cost of an acquisition of Genzyme and thus discourage a takeover attempt.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements about our:

    - product development activities and projected expenditures;

    - receipt of regulatory approvals;

    - plans for sales and marketing;

    - projected cash needs; and

    - financial results.

    These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Therefore, you should consider these forward-looking statements in light of all of the information included or referred to in this prospectus, including that set forth under the heading "Risk Factors."

    Words such as "estimate," "project," "plan," "intend," "expect," "anticipate," "believe," "should," "will," "may" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this prospectus and the documents incorporated by reference.

    We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

                             SELLING SECURITYHOLDER

    This prospectus relates to sales, from time to time, of up to 617,200 shares of Molecular Oncology Stock by Canadian Medical Discoveries Fund Inc. Canadian Medical Discoveries Fund acquired these shares when we purchased one-half of its interest in StressGen/Genzyme LLC in October 1999. Our registration of these shares of Molecular Oncology Stock, however, does not necessarily mean that Canadian Medical Discoveries Fund will sell all of these shares.

    Canadian Medical Discoveries Fund did not beneficially own any shares of Molecular Oncology Stock prior to the issuance of the 617,200 shares of Molecular Oncology Stock.

    Canadian Medical Discoveries Fund has advised us that, as of February 7, 2001,

    - it beneficially owns 298,100 shares of Molecular Oncology Stock;

    - if it sells all of the shares offered by this prospectus and does not acquire any additional shares, it will beneficially own no shares of Molecular Oncology Stock after this offering; and

    - other than as the beneficial owner of 298,100 shares of Molecular Oncology Stock and as an investor in StressGen/Genzyme LLC, it has not had any material relationship with us or any of our affiliates within the past three years.

    Individuals and entities who receive shares of Molecular Oncology Stock covered by this prospectus from Canadian Medical Discoveries Fund as a gift or in connection with a pledge may sell up to 500 of those shares using this prospectus.

                              PLAN OF DISTRIBUTION

    The selling securityholder may offer the shares of Molecular Oncology Stock at various times in transactions:

    - in the over-the-counter market;

    - on any exchange where Molecular Oncology Stock is then listed;

    - with broker-dealers or third parties other than in the over-the-counter market or on an exchange (including block sales);

    - in connection with short sales;

    - in connection with writing call options or in other hedging arrangements;
      or

    - involving a combination of such methods.

    The selling securityholder may sell its shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, at fixed prices or at a combination of such prices.

    The selling securityholder may use dealers, agents or underwriters to sell its shares. If this happens, the dealers, agents or underwriters may receive compensation in the form of discounts or commissions from the selling securityholder or from the purchaser(s) of shares or from both (which compensation to a particular broker might be in excess of customary compensation).

    The selling securityholder and any dealers, agents or underwriters that participate with the selling securityholder in the distribution of the shares may be deemed to be "underwriters" (as this term is defined in the Securities Act of 1933). Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on the resale of such shares of Molecular Oncology Stock offered by this prospectus, may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

    To the extent required, we will amend or supplement this prospectus to disclose material arrangements regarding the plan of distribution. If, for example, the selling securityholder sells shares in an underwritten offering, a prospectus supplement accompanying this prospectus will set forth, to the extent required, the aggregate number of shares being offered, the name or names of the underwriters, whether the underwriters are acting as principals or agents, and any underwriting discounts, concessions or commissions allowed or reallowed or paid to dealers. When the underwriters act as principals in an underwritten offering, the shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. In this case, the shares may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. When the underwriters act as principals in connection with an underwritten sale of shares, the underwriters may receive compensation from the selling securityholder in the form of underwriting discounts, concessions or commissions and/or commissions from purchasers of the shares for whom they may act as agents. Underwriters may sell shares to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

    Underwriters may be entitled under agreements with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution from us for payments such underwriters may be required to make in connection with certain civil liabilities. These underwriters may engage in transactions with, or perform services for, us for customary compensation.

    We have agreed to pay for most of the expenses incident to the offer and sale of the shares offered by the selling securityholder using this prospectus. The selling securityholder, however, will pay any underwriting discounts and selling commissions.

    To comply with the securities laws of certain jurisdictions, the shares offered by this prospectus may need to be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

                                 LEGAL MATTERS

    Our counsel, Palmer & Dodge LLP, Boston, Massachusetts, has given us an opinion on the validity of the shares offered by this prospectus.

                                    EXPERTS

    The financial statements of Genzyme Corporation, Genzyme General, Genzyme Molecular Oncology, Genzyme Surgical Products and Genzyme Tissue Repair incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999, as amended, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file with the SEC at the SEC's public reference rooms at the following locations:


   Public Reference Room      New York Regional Office      Chicago Regional Office
  450 Fifth Street, N.W.        7 World Trade Center            Citicorp Center
         Room 1024                   Suite 1300             500 West Madison Street
  Washington, D.C. 20549         New York, NY 10048               Suite 1400
                                                            Chicago, IL 60661-2511

    Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at "http://www.sec.gov." Reports, proxy statements and other information concerning Genzyme may also be inspected at the offices of The Nasdaq Stock Market, which is located at 1735 K Street, N.W., Washington, D.C. 20006.

    The SEC allows us to "incorporate by reference" information into this prospectus, which means that we disclose important information to you by referring you to other documents that we filed separately with the SEC. The information incorporated by reference is considered part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

    This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important business and financial information about us that is not included in or delivered with this prospectus.

FILINGS (FILE NO. 0-14680)                        DATE FILED
--------------------------                        ----------
Annual Report on Form 10-K (except for the        Fiscal year ended December 31, 1999 filed on March
financial statements of the Genzyme Retirement    30, 2000, as amended on June 28, 2000 and
Savings Plan and the related report of            October 17, 2000
PricewaterhouseCoopers LLP dated June 23, 2000)

Quarterly Reports on Form 10-Q                    Filed on May 15, 2000 and August 14, 2000 (each as
                                                  amended on October 17, 2000) and November 14, 2000

Current Reports on Form 8-K                       Filed on January 10, 2000, March 15, 2000,
                                                  March 23, 2000, June 30, 2000, July 14, 2000,
                                                  July 19, 2000, September 12, 2000, September 13,
                                                  2000, November 20, 2000, December 15, 2000,
                                                  December 19, 2000, December 28, 2000 and
                                                  January 2, 2001

Proxy Statement on Schedule 14A                   Filed on April 18, 2000

The description of Molecular Oncology Stock       Filed on December 19, 2000
contained in our Registration Statement on Form
8-A

The description of Molecular Oncology Stock       Filed on December 19, 2000
purchase rights contained in our Registration
Statement on Form 8-A

    We also incorporate by reference additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the sale of all of the securities covered by this prospectus. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

    Documents incorporated by reference are available from us without charge, excluding all exhibits, except that if we have specifically incorporated by reference an exhibit in this prospectus, the exhibit will also be provided without charge. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address and telephone number.

                              Genzyme Corporation
                             Shareholder Relations
                               One Kendall Square
                         Cambridge, Massachusetts 02139
                                 (617) 252-7526

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. This prospectus is dated February 12, 2001. You should not assume that the information contained in this prospectus is accurate as of any date other than that date. Neither the delivery of this prospectus nor the sale of securities creates any implication to the contrary.